SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TherapeuticsMD, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

88338N206
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N206	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,721,953 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,721,953 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,721,953 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.27%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 88338N206	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,721,953 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,721,953 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,721,953 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.27%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88338N206	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 951 Yamato Road, Suite 220, Boca Raton, Florida, 33431.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i) Rubric Capital Management LP (“Rubric Capital”), the investment adviser to certain investment funds and/or accounts (collectively, the “Rubric Funds”) that hold Shares reported herein; and

(ii) David Rosen (“Mr. Rosen”), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	The address of the business office of the Reporting Persons is 155 East 44th St, Suite 1630, New York, NY 10017.

(c)	The principal business of: (i) Rubric Capital is to serve as investment manager the Rubric Funds and (ii) Mr. Rosen is to supervise and conduct all investment activities of Rubric Capital, including all investment decisions with respect to the assets of the Rubric Funds.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Rubric Capital is a limited partnership organized under the laws of the State of Delaware. Mr. Rosen is a United States of America citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 88338N206	SCHEDULE 13D	Page 5 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $12.68 million was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Subsequent to discussions with the Issuer, Rubric Capital submitted Justin Roberts on August 4, 2022 as a nominee for an independent director seat on the board of directors of the Issuer.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, the board, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions).

The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer’s management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares.

CUSIP No. 88338N206	SCHEDULE 13D	Page 6 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 9,424,892 Shares outstanding, which is the sum of (i) 8,859,892 Shares outstanding as of July 29, 2022, as set forth in the Subscription Agreement (the “Subscription Agreement”) attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2022 and (ii) 565,000 Shares issued pursuant to the Subscription Agreement on July 29, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Within the past sixty days, the Reporting Persons have entered into transactions in the Shares as set forth in Exhibit 2.

(d)	See Item 2. Rubric Capital Master Fund LP, a Rubric Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 88338N206	SCHEDULE 13D	Page 7 of 11 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Transactions in Shares Within the Last Sixty Days of August 8 , 2022.

CUSIP No. 88338N206	SCHEDULE 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   August 8, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN

CUSIP No. 88338N206	SCHEDULE 13D	Page 9 of 11 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: RUBRIC CAPITAL MANAGEMENT LP

Rubric Capital Management GP LLC serves as the general partner of Rubric Capital. The principal business of Rubric Capital Management GP LLC is to serve as general partner of Rubric Capital. Its business address is c/o Rubric Capital Management LP, 155 East 44th St, Suite 1630, New York, NY 10017. Rubric Capital Management GP LLC is a Delaware limited liability Company. Mr. Rosen, a Reporting Person, serves as the managing member of Rubric Capital Management GP LLC.

CUSIP No. 88338N206	SCHEDULE 13D	Page 10 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:   August 8, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN

CUSIP No. 88338N206	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 2

Transactions in the

Shares of Common Stock

Within the Last Sixty Days

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by Rubric Capital Master Fund LP within the past sixty days and. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Buy/Sell	Price Per Share ($)*	Price Range ($)*	Shares Transacted
6/8/2022	Buy	9.8997	9.895 – 9.9	25,000
6/9/2022	Buy	9.8996	9.89 – 9.9	15,994
6/10/2022	Buy	9.8982	9.89 – 9.9	28,102
6/13/2022	Buy	9.8925	9.85 – 9.9	33,801
6/15/2022	Buy	9.8876	9.85 – 9.9	46,047
6/16/2022	Buy	9.8983	9.865 – 9.9	97,664
6/22/2022	Buy	9.90	9.895 – 9.9	37,631
6/24/2022	Buy	9.90	N/A	65,395
7/8/2022	Sell	9.6649	9.5 – 9.88	127,327
7/13/2022	Buy	4.7657	4.04 – 5.65	173,665
7/14/2022	Buy	4.9485	4.505 – 5.65	236,204
7/15/2022	Buy	5.5623	5.065 – 5.955	64,892
7/18/2022	Buy	6.0349	5.74 – 6.17	17,688
7/29/2022	Buy	4.72	N/A	565,000

*Excluding commissions.